September 7, 2006
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Donna Levy

Re:	NACG Holdings Inc.
Form F-1
Filed July 21, 2006
File No. 333-135943
North American Energy Partners Inc.
Form 20-F
Filed November 23, 2005
File No. 333-111356
Ladies and Gentlemen:
On behalf of the above-referenced Registrants, we have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”). Amendment No. 1 reflects all changes made to the Registration Statement.
In this letter, we set forth the Registrants’ responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 18, 2006, with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

September 7, 2006

General
1.	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

Response: In its responses below, the Registrant has indicated where in the marked version of Amendment No. 1 the Staff will find its responsive changes, and the Registrant has made corresponding changes throughout Amendment No. 1 where applicable.
Form F-1
General
2.	The forepart of the prospectus should include only the cover page, table of contents summary and risk factors sections. Please remove any other information so that it appears later in the document.

Response: The Registrant has moved the sections entitled “Industry Data and Forecasts,” “Non-GAAP Financial Measures,” “Exchange Rate Data” and “Glossary of Terms” to pages 128 — 130 of Amendment No. 1.

3.	We will need time to review all new disclosure, including the identification of the selling shareholders, any artwork or graphics and the intended price range. Similarly, we will need time to review all omitted exhibits. You can expedite the review process by providing all this information and by filing all such documents promptly. Examples include the following:
•	any material contracts, including those relating to the acquisition of Norama Ltd.;

•	the legality opinion;

•	the Voting and Corporate Governance Agreement;

September 7, 2006

•	the Joint Venture Agreement with Noramac;

•	the Advisory Services Agreement;

•	the office leases with Acheson Properties Ltd; and

•	the employee shareholders agreement.
We may have additional comments.

Response: The Registrant has filed with Amendment No. 1 the overburden removal contract with Canadian Natural Resources Ltd. as Exhibit 10.12, the Noramac joint venture agreement as Exhibit 10.13 and the office leases with Acheson Properties Ltd. as Exhibits 10.14, 10.15 and 10.16, respectively, and will file any remaining required exhibits as they are available in one or more subsequent pre-effective amendments to the Registration Statement. The artwork and graphics to be included in the Registration Statement have been included in the courtesy copies of Amendment No. 1 delivered to the Staff with this letter. The Registrant will include the intended price range in a subsequent amendment to the Registration Statement.

With respect to the contracts related to the acquisition of Norama Ltd., the Registrant respectfully submits that because the acquisition occurred in November 2003, and the acquisition was principally a change of ownership of the business conducted by Norama Ltd., such contracts are not material to the Registrant and therefore would not be useful if filed as an exhibit to the Registration Statement.

Because the Voting and Corporate Governance Agreement, the Advisory Services Agreement and the shareholders agreements will terminate in connection with the offering, and therefore have no application thereafter, we respectfully submit that such agreements would not be useful if filed as exhibits to the Registration Statement.

4.	Please monitor your need to update your financial statements and auditor’s consent.

Response: The Registrant will update the financial statements in the Registration Statement when required and has included a current auditor’s consent as Exhibit 23.3 to Amendment No. 1.

5.	Please provide the disclosure regarding the Commission’s position on indemnification for Securities Act liabilities as required by Item 5A of Form F-1.

September 7, 2006

Response: The Registrant has included the required disclosure regarding the Commission’s position on indemnification for Securities Act liabilities on page II-2 of Amendment No. 1.

6.	To the extent applicable, please provide the information required by Item 2.B of Form 20-F. Please refer to Item 4(a) of Form F-1.

Response: We respectfully direct the Staff to the section entitled “Underwriting” in Amendment No. 1 for a description of the offering procedure required by Item 2.B of Form 20-F. Because the offering is a public, underwritten offering of equity securities, we respectfully submit that the portions of Item 2.B regarding the time period during which the offering will be open, the procedure for exercise of pre-emptive purchase rights and the treatment of subscription rights are inapplicable to the offering.

7.	Please provide the information required by Item 3.B of Form 20-F.

Response: In a subsequent amendment to the Registration Statement, the Registrant will update the capitalization table to present the Registrant’s capitalization as of a date no earlier than 60 days prior to the filing date of such amendment. The information in the capitalization table on page 32 of Amendment No. 1 is the most current information available regarding the Registrant’s capitalization as of the date of filing.

8.	Please provide the information required by Item 10.B of Form 20-F.

Response: The Registrant has included the required disclosure regarding the Registrant’s articles of incorporation and by-laws beginning on page 109 of Amendment No. 1.

9.	Please provide the information required by Item 10.C and D of Form 20-F.

Response: We respectfully direct the Staff to the sections entitled “Management,” “Related Party Transactions,” “Description of Certain Indebtedness” and “Description of Share Capital” for summaries of each material contract, other than contracts entered into in the ordinary course of business, to which the Registrant is a party. The Registrant has included the disclosure regarding exchange controls required by Item 10.D of Form 20-F beginning on page 113 of Amendment No. 1.
Inside Front Cover Page of Prospectus
10.	Please move the dealer prospectus delivery obligation language to the outside back cover page of the prospectus, as required by Item 502(b) of Regulation S-K.

September 7, 2006

Response: With respect to the language appearing in the legend immediately beneath the Table of Contents and the dealer prospectus delivery obligation legend, the Registrant would like to retain both in their respective current positions because, due to the requirement of Item 502(a) of Regulation S-K that the table of contents must immediately follow the cover page of any prospectus delivered electronically, Credit Suisse Securities (USA) LLC (“Credit Suisse”) has moved all the information previously found on the back cover page to the inside front cover page. Since both legends are important disclosure that applies to the entire document, the Registrant and Credit Suisse are concerned that the legends may be overlooked if they are imbedded further in the document. Moreover, Credit Suisse has advised the Registrant that it has previously received specific approval from Shelley Parrett of the Staff to position the legends in this location and, based on such approval, this is the usual location of these legends on Credit Suisse led offerings. Therefore, the Registrant respectfully submits that both should be retained in their current positions.
Prospectus Summary, page 1
11.	We note that your disclosure is similar to the disclosure in the beginning of the Business section. Please revise the Summary section to be more concise and describe only the aspects of the offering that are most significant.

Response: The Registrant has revised the Summary section to be more concise. See pages 1 through 14.
Our Company, page 2
12.	We note your discussion of the revenues that you generated during the year ended March 31, 2006 and since the beginning of the 2002 fiscal year. Please balance this discussion with disclosure of your net losses during those periods.

Response: The Registrant has removed the discussion of revenues and gross profits that appeared on pages 2 and 69 of the Registration Statement.
Corporate information, page 7
13.	Please disclose your website address.

Response: The Registrant has added the requested disclosure to page 6 of Amendment No. 1.

14.	Please provide the name and address of your agent in the United States, if any.

Response: The Registrant does not have an agent in the United States.

September 7, 2006

Summary Consolidated Historical and Pro Forma Financial Data, page 9
15.	Please insert a bold vertical line to separate the unaudited from audited periods. Label the pro forma column “unaudited.” Please also make these changes elsewhere in your filing where appropriate and practicable.

Response: The Registrant has complied with the request on pages 9, 10, 11, 12 and 14 of Amendment No. 1.
Risk Factors, page 15
16.	You should describe all of the material risks in this section. In this regard, please remove the reference to “risks not presently known” or risks that you “deem immaterial.”

Response: The Registrant has deleted the last two sentences of the first paragraph in the “Risk Factors” section on page 15 of Amendment No. 1.

17.	Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including those related to the potential conflicts among you and various affiliates. An example would be: the continuing relationship that your sponsors will have with you, including share ownership, board representation, and receipt of information.

Response: We respectfully direct the Staff to the risk factor entitled “Our principal shareholders are in a position to affect our ongoing operations, corporate transactions and other matters, and their interests may conflict with or differ from your interests as a shareholder” beginning on page 27 of Amendment No. 1, which addresses potential conflicts between the Registrant and its principal shareholders. The Registrant has added disclosure to this risk factor regarding certain informational rights the sponsors will retain upon termination of the voting and corporate governance agreement discussed on page 99.

18.	We note your disclosure on page 60. Please add a risk factor that describes the risk to the company if one of your major customers requested $50 million in letters of credit.

Response: We respectfully direct the Staff to the risk factor entitled “If we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired” beginning on page 21 of Amendment No. 1, which addresses the risk to the Registrant if its customer requested $50 million in letters of credit.

September 7, 2006

19.	We note your disclosure on page 120. Please add a risk factor that discusses the difficulty investors outside Canada may have in serving process on you or your officers and directors.

Response: The Registrant has added the requested risk factor on page 28 of Amendment No. 1.
“Until we establish and maintain effective internal controls over financial reporting...,” page 18
20.	Please delete the mitigating language in this risk factor that discusses the steps you have taken to remedy your significant weaknesses. Please describe these steps in your MD&A where you describe your various significant weaknesses. Please also state when the significant weaknesses were identified, by whom they were identified and when the significant weaknesses first began.

Response: The Registrant has deleted the mitigating language from the risk factor on page 18 of Amendment No. 1 and inserted similar language on page 48. The disclosure on pages 48 and 49 regarding the significant weaknesses identifies when and by whom the weaknesses were identified and indicates which accounting periods were affected.
Reorganization, page 34
21.	We note the organizational charts on pages 34 and 35. Please provide the information required by Item 4.C of Form 20-F, including a listing of the company’s significant subsidiaries.

Response: The Registrant has added the required disclosure regarding its subsidiaries on pages 82 and 83 of Amendment No. 1. A cross reference to that information has been included on pages 34 and 35.

22.	We note your statement that that any outstanding options under the 2004 share option plan will become options to purchase common shares of North American Energy Partners and the number and exercise price of such options will be adjusted accordingly. We also note the statement in Note 24 on page F-42 that the options of certain directors will immediately vest in conjunction with the reorganization. Please advise or revise.

September 7, 2006

Response: The Registrant has revised the disclosure on page F-42 to clarify that the short term inducement to accelerate the vesting of the options held by certain directors is not in conjunction with the reorganization. The Registrant notes that it will account for the modification of the terms of the options if and when the holders exercise their options in accordance with the guidance in paragraph 52 of SFAS No. 123(R). Although Canadian GAAP does not specifically address short term inducements, the Registrant believes that it is appropriate to apply this accounting treatment to these circumstances.
Use of Proceeds, page 31
23.	Please elaborate regarding the general corporate purposes for which you intend to use the proceeds of the offering.

Response: The Registrant has expanded the disclosure on page 31 of Amendment No. 1 regarding the general corporate purposes for which it may use any remaining proceeds from the offering after the purchase of certain equipment under operating leases and the repurchase of the Registrant’s 9% senior secured notes due 2010.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
24.	Please discuss, for at least the current fiscal year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please refer to Item 5D of Form 20-F.

Response: The Registrant has disclosed in the “Risk Factors” section any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Registrant’s revenues, income from continuing operations, profitability, liquidity or capital resources. The Registrant is unaware of any other such trends, uncertainties, demands, commitments or events that should be disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

25.	We note that you present and discuss the combined results for the predecessor and successor periods for the fiscal year 2004. We believe that your presentation of the combined results is not contemplated by GAAP. Tell us why you believe your presentation of the combined results is more meaningful than separate discussions of your predecessor and successor periods for 2004. If you can support for us that your current presentation is most meaningful for your readers, you should revise and expand your disclosure as follows:

September 7, 2006

•	Label the combined column as “non-GAAP.”

•	Explain that GAAP does not allow for such a combination, but that you have strictly added the successor and predecessor columns together and that you have made no attempt to pro forma the combined results.

•	Explain why you believe your presentation is meaningful and how it is helpful in understanding the trends of your business.

•	Explain that the combined results do not reflect the results that would have been attained had the acquisition occurred at the beginning of the period.
Please also revise your disclosures with the chart on page 77 to reflect our concerns.
Response: NACG Holdings Inc. was formed in connection with the acquisition on November 26, 2003 (the “Acquisition”) of certain businesses (the “Business”) from Norama Ltd. (the “Predecessor”). Prior to the Acquisition, NACG Holdings Inc. had no operations or significant assets, and the Acquisition was primarily a change of ownership of the Business. Subsequent to the Acquisition, the Business has been operated in substantially the same manner as prior to the Acquisition. Therefore, the Registrant believes that presenting the pre-Acquisition period combined with the post-Acquisition period in the same fiscal year is meaningful for purposes of comparing that fiscal year’s results to other full fiscal years. In addition, the Registrant believes the alternative presentation—to compare the results of operations from the full fiscal year ended March 31, 2005 to the stub period between the date of the Acquisition and the end of the fiscal year ended March 31, 2004—would not be meaningful because the comparison would involve different time periods and the reasons for the fluctuations between the periods would invariably be due to this difference.
The Registrant has added disclosure addressing the bullet points in the Staff’s comment to pages 54, 55 and 77 of Amendment No. 1.
Liquidity and Capital Resources, page 60
26.	Please state your opinion as to whether your working capital is sufficient for your present requirements, or if not, how you propose to provide the additional working capital. Please refer to Item 5.B.1(b).

Response: The Registrant has added its conclusion that its working capital is sufficient for its present requirements on pages 60 and 62 of Amendment No. 1.

September 7, 2006

Business, page 68
General
27.	Please provide the information required by Item 4.A of Form 20-F. In this regard, please describe the important events in the development of the business, including the acquisition of North American Construction Group and North American Energy Ltd. We note that you were formed in 2003 in connection with the acquisition of certain businesses from Norama Ltd., but that, as stated on your website, certain subsidiaries have been in business since 1953. Please advise or revise.

Response: The Registrant has added information regarding the Registrant’s acquisition of the business in November 2003 to page 71 of Amendment No. 1. The other information required by Item 4.A is included in the “Summary” section, beginning on page 1 and the “Business” section, beginning on page 70.
Canadian Oil Sands, page 72
28.	We note your statement that you currently provide most of your services to companies operating open pit mines. We also note your citation to the reserves the EUB estimates are recoverable from the oil sands. Please specify the amount of these reserves that are recoverable from the open pit mines.

Response: The Registrant has added the requested disclosure on pages 1 and 75 of Amendment No. 1.
Legal Proceedings, page 83
29.	Please state the amount of the claim that has been made against the company by the plaintiffs.

Response: The Registrant has disclosed the amount of damages sought by the plaintiffs and has revised the description of the claim on page 86 of Amendment No. 1.

September 7, 2006

Management, page 86
30.	Please provide the business address of your members of management, as required by Item 1.A of Form 20-F.

Response: The Registrant has included the business address of each member of management on page 88.
Executive Compensation, page 92
31.	Please provide the expiration date of the options, as required by Item 10.A.5 of Form 20-F.

Response: The Registrant has added disclosure of the expiration dates of the options granted to the named executive officers to footnote (a) of the Summary Compensation Table on page 94 of Amendment No. 1.
Related Party Transactions, page 95
32.	Please disclose whether the terms of the related party transactions were the same as would have been obtained from an unaffiliated third party.

Response: The advisory services agreement with the Registrant’s sponsors was not negotiated on an arms’-length basis and is therefore not the same as would have been obtained from an unaffiliated third party. The Registrant believes that the office leases are on terms similar to those that would be obtained from an unaffiliated third party. The Registrant has disclosed this information on page 98 of Amendment No. 1.

33.	Please describe the material terms of the management services agreement between Norama, Inc. and the North American Construction Group, Inc. as set forth in Note 17 to the Financial Statements, and file it as an exhibit.

Response: Because the management services agreement described in Note 17 to the Financial Statements was with the former owner of the Registrant’s business and was terminated in November 2003 when the Registrant acquired the business, we respectfully submit that a description of the material terms of such agreement and filing it as an exhibit to the Registration Statement would not be meaningful.

September 7, 2006

Advisory Services Agreement, page 95
34.	Please state the services provided by the sponsors under this agreement and identify the sponsors to whom the agreement applies.

Response: The Registrant has added a description of the services provided by the sponsors on page 98 of Amendment No. 1. The description of the advisory services agreement on page 98 identifies the sponsors to whom the agreement applies. We note that the advisory services agreement will terminate in connection with the offering.
Voting and Corporate Governance Agreement
Termination, page 96
35.	Please state whether there will be any conflicts with the ongoing right that your sponsors will have to receipt of information, including information that is provided to the Board of Directors.

Response: The Registrant is currently in discussions with the sponsors as to what information rights it can provide them after the offering and remain in compliance with applicable laws. The Registrant will disclose the terms of such rights after they are agreed upon among the Registrant and the sponsors in a subsequent amendment to the Registration Statement.
Principal and Selling Shareholders, page 99
36.	In regard to your major shareholders, please provide the information required by Item 7.A of Form 20-F, specifically whether there has been any significant change in their percentage of ownership during the past three years and whether the major shareholders have different voting rights.

Response: The Registrant has included the information required by Item 7.A of Form 20-F on page 102 of Amendment No. 1.

37.	In regard to your selling shareholders, please provide the information required by Item 9.D of Form 20-F. Specifically, state the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any predecessors or affiliates.

September 7, 2006

Response: The Registrant will include the information required by Item 9.D of Form 20-F with respect to the selling shareholders in a subsequent amendment to the Registration Statement when the selling shareholders have been identified.
Description of Share Capital, page 105
38.	Please provide the information required by Item 10.A of Form 20-F, including a reconciliation of the number of shares outstanding at the beginning and end of the year and a history of the share capital for the last three years. Please refer to Item 10.A.1 and 10.A.6.

Response: The Registrant has included a description of all issuances of its share capital since its inception in October 2003 on page 108 of Amendment No. 1.
Shares Eligible for Future Sale, page 109
39.	We note your statement on page 105 that the nonvoting common stock may be converted into voting common stock. Please include a description of these shares in this section.

Response: The Registrant has included a description of its non-voting common shares in the section entitled “Shares Eligible for Future Sale” on page 115 of Amendment No. 1.
Underwriting, page 116
40.	If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this.

Response: The Registrant has been advised by Credit Suisse Securities (USA) LLC and UBS Securities LLC that they have no present intent or arrangement to release any common shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any common shares subject to a lock-up, Credit Suisse (USA) LLC and UBS Securities LLC would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of common shares requested to be released, the reasons for the request, the possible impact on the market for the Registrant’s common shares and whether the holder of common shares requesting the release is an officer, director or other affiliate of the Registrant.

41.	We note your statement as to the total estimated expenses. Please provide the reasonably itemized statement of expenses required by Item 9.F.2 of Form 20-F.

September 7, 2006

Response: The Registrant has included a list of the types of expenses the Registrant will incur in connection with the offering on page 122 of Amendment No. 1. The Registrant will insert estimated amounts for each type of expense in a subsequent amendment to the Registration Statement.
Report of Independent Registered Public Accounting Firm, page F-2
42.	Please revise the third paragraph to include a reference to the results of operations and cash flows for the year ended March 31, 2006, or explain why this period is not included.

Response: With the approval of the independent registered public accounting firm, the Registrant has corrected the Report of Independent Registered Public Accounting Firm on page F-2 of Amendment No. 1 to refer to the results of operations and cash flows for the year ended March 31, 2006.
Note 2 — Significant Accounting Policies, page F-6
Derivative financial instruments,_page F-10
43.	You state at the top of page F-11 that if a derivative financial instrument that previously qualified for hedge accounting no longer qualifies or is settled or de-designated, the fair value on that date is deferred and recognized when the corresponding hedged transaction is recognized. Please explain to us how this policy complies with the relevant accounting literature for Canadian and U.S. GAAP.

Response: Under Canadian GAAP, Accounting Guideline 13, Hedging Relationships addresses, among other things, the discontinuance of hedge accounting. Paragraph 39 states that when a hedging item ceases to exist as a result of maturity, expiry, sale, termination or exercise and it is not replaced as part of the entity’s documented hedging strategy, any gain, losses, revenues or expenses associated with the hedging item that had been deferred previously as a result of applying hedge accounting are carried forward to be recognized in income in the same period as the corresponding gains, losses or expenses associated with the hedged item. When an entity terminates its designation of a hedging relationship or a hedging relationship ceases to be effective, hedge accounting is not applied to gains, losses revenues or expenses arising subsequently. However, the hedge accounting applied to the hedging relationship in prior periods is not reversed. Any gains, losses, revenues or expenses deferred previously as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

September 7, 2006

The Registrant has modified its disclosure in note 1(m) to better clarify its accounting policy, specifically that “If a derivative financial instrument that previously qualified for hedge accounting no longer qualifies or is de-designated, the carrying value at that date is deferred and recognized when the corresponding hedged transaction is recognized in earnings” to more accurately reflect its accounting policy in this area.
For US GAAP purposes, the Registrant discontinues hedge accounting prospectively when it is determined that a derivative financial instrument is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Registrant for US GAAP purposes continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Registrant no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Registrant removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Registrant recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income.
The Registrant has not designated any of its derivative financial instruments as hedges since inception. As a result, differences resulting from the application of US GAAP in this area have not been disclosed in note 23 as a result.
United States accounting pronouncements recently adopted, page F-38
44.	Please tell us why you adopted SFAS 150 on January 1, 2005, for certain mandatorily redeemable financial instruments. We note that SFAS 150 was effective for mandatorily redeemable financial instruments of a non-public entity for fiscal periods beginning after December 15, 2003, or January 1, 2004, in your case.

September 7, 2006

Response: The Registrant respectfully refers the Staff to FASB Staff Position (“FSP”) 150-3, which defers the effective date of the provisions of SFAS 150 for certain mandatorily redeemable financial instruments for non-public entities that are not SEC registrants until fiscal periods beginning after December 15, 2004, which in the case of the Registrant is January 1, 2005. For purposes of FSP 150-3, SEC registrants are entities, or entities that are controlled by entities, (a) that have issued or will issue debt or equity securities that are traded in a public market or (b) that are required to file financial statements with the SEC or (c) that provide financial statements for the purpose of issuing any class of securities in a public market. The Registrant respectfully submits that it did not become an SEC registrant until it filed Form F-1 on July 21, 2006 and consequently, was permitted to follow the guidance in FSP 150-3.
Form 20-F of North American Energy Partners Inc.
Controls and Procedures, page 55
45.	We note your statement that “while there are certain internal control deficiencies, there are compensating controls in place to provide assurance that the design of our disclosure controls and procedures are effective in all material respects to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required.” Please revise your disclosure to state, if true, that your disclosure controls and procedures are effective as of the end of the reporting period. If you reach this conclusion, please explain in more detail why you have reached this conclusion given the presence of significant weaknesses.

Response: North American Energy Partners Inc. (“NAEPI”) has revised the disclosure on page 55 of the Form 20-F and filed an amendment on September 1, 2006.

46.	Please disclose in greater detail the nature of the internal control deficiencies you mention in your disclosure. In this regard also revise to disclose the specific steps that you have taken to remediate the deficiencies, when the deficiencies were identified, and by whom they were identified.

Response: NAEPI has disclosed the nature of the internal control deficiencies in greater detail on page 55 of its amended Form 20-F.

47.	Please provide the disclosure regarding changes in internal controls over financial reporting required by Rule 13a-15(d) or Rule 15d-15(d). Please refer to item 15(d) of Form 20-F.

Response: NAEPI has added the required disclosure regarding changes in internal controls over financial reporting on page 55 of its amended Form 20-F.

September 7, 2006

Closing Comments
Please cause North American Energy Partners to amend its Form 20-F within 10 business days of the date of this letter, or else tell us when it will be amended. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
Response: NAEPI filed on September 1, 2006 its amended Form 20-F to address the Staff’s comments 45, 46 and 47.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 7, 2006

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
Response: A request for acceleration on behalf of the Registrant will contain the requested acknowledgement.
We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
Response: The comment is understood.
Courtesy packages containing a copy of Amendment No. 1 and this letter are being delivered to each individual shown as a carbon copy recipient of the Staff’s comment letter.
If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 1, please contact the undersigned at 713-221-1306 or Troy Harder at 713-221-1456.

Very truly yours, Bracewell & Giuliani LLP
/s/ Gary W. Orloff
Gary W. Orloff

GWO/pd
Enclosure

cc:	Mr. Vincent J. Gallant NACG Holdings Inc. Mr. Kris F. Heinzelman Cravath, Swaine & Moore LLP